Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                               December 12, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1259
                        Total Income Portfolio, Series 4
                       File Nos. 333-199554 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1259, filed on October 22, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Total Income Portfolio, Series 4 (the "trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The "Principal Investment Strategy" states that the trust will invest in business development companies ("BDCs"), master limited partnerships ("MLPs") and real estate investment trusts ("REITs"). Because the trust's principal investment objective is to provide current income, please confirm that the BDCs, MLPs and REITs purchased for the trust will each have a primary investment objective of providing current income.

     Response: When selecting securities of BDCs, MLPs or REITs for the trust, the sponsor evaluates whether a particular security is generating current income. If it is, then it may be chosen for the trust's portfolio because the sponsor believes that selecting such securities furthers the trust's investment objective, regardless of the underlying investment objectives of the BDCs, MLPs and REITs.

Investment Summary -- Principal Risks

     2. The "Principal Investment Strategy" section states that the trust may invest in exchange-traded funds that invest in emerging market debt. Please add disclosure about the risks of investing in emerging markets in the "Principal Risks" section.

     Response: Even though the trust may invest in exchange-traded funds that invest in emerging market debt, we include risks based upon the final portfolio. Because the last series of this strategy included a small percentage of exchange-traded funds that invest substantially all of their assets in emerging market debt, the relevant risk disclosure was included under "Investment Risks." If such securities are selected for the portfolio of this trust, we will add the appropriate risk disclosures.

     3. The duration example in the eighth bullet uses a duration of three years. Please confirm that the average weighted duration of the securities underlying the BDCs and exchange-traded funds is approximately three years or less. If not, please revise this example to reflect the average weighted duration of the underlying securities.

     Response: We confirm that the average weighted duration of the underlying securities is approximately three years or less and, therefore, the example does not need to be revised.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.



                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren